July 8, 2008
CONFIDENTIAL
VIA EDGAR
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	The Hillman Companies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 File No: 1-13292
Dear Mr. O’Brien:
     The Hillman Companies, Inc. (the “Company” or “Hillman”) hereby acknowledges receipt of the comment letter, dated May 22, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the Fiscal Three Months Ended March 31, 2008 (the “Form 10-Q”) and hereby submits this letter in response. The Staff’s comments are reprinted below and are followed by the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Results of Operations, page 18
1.	Comment: We note your response to the fifth bullet of comment 9 in our letter dated April 10, 2008. In future filings, please revise your disclosure to provide a detailed discussion of the factors that resulted in the fair value of your Class B Common Stock to decline from a fair value of $2,037 per share as of March 31, 2006 to a fair value of $0 per share as of December 31, 2006 and then increase to a fair value of $1,692.40 per share as of December 31, 2007. Please note that you should provide such disclosure for your Class A Common Stock, as well. Please provide us with the disclosure you intend to

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

include in future filings.
Response: Disclosure in the Critical Accounting Policies and Estimates will be revised in future periodic reports filed with the Commission to include the following disclosure;
“The fair market value of the Class A Common Stock and the Class B Common Stock have been calculated at each balance sheet date by estimating the enterprise value of the Company less the redemption value of all obligations payable in preference to the common stock, including the Class A Preferred stock and options issued thereon, the Hillman Investment Company Class A Preferred Stock and options issued thereon, the Trust Preferred Securities, long term debt and bank revolving credit. The remainder is divided by the fully diluted common shares outstanding to arrive at a fair value per common share outstanding.
The enterprise value of the Company is determined based on the earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the most recent twelve month period multiplied by a valuation multiple. The Company has consistently applied a valuation multiple of 8.3x to trailing twelve months EBITDA in determining enterprise value. Management periodically reviews the appropriateness of this multiple and notes that it is consistent with comparable distribution companies.
A change of .1 in the valuation multiple used to calculate the enterprise value adjust the per share fair value of the Class A Common Stock and the Class B Common Stock by $509.”
Critical Accounting Policies and Estimates, page 24
2.	Comment: We note your response to comment 5 in our letter dated April 10, 2008, including the disclosure you included in your March 31, 2008 Form 10-Q. In future filings, please revise your disclosure regarding the determination of the fair market value of your Class A Common Stock and Class B Common Stock to disclose the method(s) used to estimate your enterprise value, including the material assumptions used in the corresponding method. Please also provide a sensitivity analysis of the material assumptions. Finally, please explain how you allocate the enterprise value among your equity securities, providing both qualitative and quantitative information. Refer to Section 501.14 of the Financial Reporting Codification for guidance.
Response: See the response to Comment #1 above.
3.	Comment: As previously requested, please revise your disclosure in future filings to state how you determine the fair value of the Class A Preferred Stock and Hillman Investment Company Class A Preferred Stock. If you have determined that the fair value of these two instruments is the liquidation value, please disclose the per share liquidation value for each instrument and explain why you believe the liquidation value is the fair value for each instrument.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

Response: The Company will revise the disclosure in the notes to the consolidated financial statements in future periodic reports filed with the Commission to include the per share liquidation value of the Class A Preferred Stock and the Hillman Investment Company Class A Preferred Stock as well as the following disclosure:
“Preferred Stock:
The Company has 238,889 authorized shares of Class A Preferred Stock, 82,192.8 of which are issued and outstanding and 13,450.7 of which are reserved for issuance upon the exercise of options to purchase shares of Class A Preferred Stock. Holders of Class A Preferred Stock are not entitled to any voting rights. Holders of Class A Preferred Stock are entitled to preferential dividends that shall accrue on a daily basis at the rate of 11.5% per annum of the sum of the Liquidation Value (as defined in the Restated Certificate of Incorporation) plus all accumulated and unpaid dividends thereon. At March 31, 2008 the Liquidation Value including accumulated and unpaid dividends was $1,574 per share.
Hillman Investment Company, a subsidiary of the Company, has 166,667 authorized shares of Class A Preferred Stock, 57,344.4 of which are issued and outstanding and 9,384.2 of which are reserved for issuance upon the exercise of options to purchase shares of Class A Preferred Stock. Holders of Class A Preferred Stock are not entitled to any voting rights. Holders of Class A Preferred Stock are entitled to preferential dividends that shall accrue on a daily basis at the rate of 11.0% per annum on the sum of the Liquidation Value (as defined in the Restated Certificate of Incorporation) thereof plus all accumulated and unpaid dividends thereon.
The Hillman Investment Company Class A Preferred Stock is mandatorily redeemable on March 31, 2028, and in accordance with Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS 150”), has been classified as debt in the accompanying condensed consolidated balance sheets. The Hillman Investment Company Class A Preferred Stock is redeemable at its liquidation value of $1,000 per share plus all accumulated and unpaid dividends. Dividends on the mandatorily redeemable Class A Preferred Stock were $2,646 and $2,347 for the three months ended March 31, 2008 and 2007, respectively. The dividends on the mandatorily redeemable Class A Preferred Stock are recorded as interest expense in the accompanying condensed consolidated statement of operations. At March 31, 2008 the liquidation value including accumulated and unpaid dividends was $1,544 per share.
Management believes the liquidation value of the Class A Preferred Stock and the Hillman Investment Company Class A Preferred Stock including accumulated and unpaid dividends approximates fair value at March 31, 2008. “

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

Consolidated Balance Sheets, page 33
4.	Comment: In future filings, please disclose the dollar amount of the Class A Preferred Stock included within stockholders’ equity. Refer to Rule 5-02.29 of Regulation S-X for guidance.
Response: The Company notes the Staff’s comment and will revise the disclosure of the Class A Preferred Stock in stockholders’ equity in future periodic reports filed with the Commission as follows:
Stockholders’ equity:
   Preferred Stock:
     Class A Preferred stock, $.01 par, $1,000.00 liquidation value, 238,889 shares authorized, 82,104.8 issued and outstanding at December 31, 2007 and 2006
4. Acquisitions, page 44
5.	Comment: We note your response to comment 6 in our letter dated April 10, 2008. For the analysis of the inputs acquired, please provide us with a more detailed analysis as to how you determined that the acquisition of trade names, trademarks and customer lists provides you with the necessary inputs to continue to conduct normal operations after separation from Steelworks. For the analysis of the processes acquired, your reference to the continuation distribution from Steelworks’ Denver distribution facility does not identify the specific processes you obtained in this acquisition. Please provide us with this analysis. Your analysis should clearly demonstrate your compliance with paragraph 6 of EITF 98-3, which states, “[f]or a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.” Paragraph 6 of EITF 98-3 further states, “The assessment of whether a transferred set is a business should be made without regards to how the transferee intends to use the transferred set.”
Response: The factors identified by EITF 98-3 to be considered when determining whether the acquisition of certain assets met the definition of a business are listed below followed by the Company’s evaluation of each factor.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

i.	Inputs
a. Long-lived assets, including intangible assets, or rights to the use of long-lived assets. The Company acquired all intangible assets including trademarks, tradenames, domain names and retail customer lists associated with the Steelworks business.
b. Intellectual property. There were no existing or pending patents on the threaded rod business acquired.
c. The ability to obtain access to necessary materials or rights. The Company acquired all advertising and promotional materials, catalogs and signage. More importantly, the Company acquired all retail displays and point of purchase materials located at the customers’ retail locations.
d. Employees. There were no employees taken in connection with the acquisition. Prior to the acquisition, Steelworks utilized third party rep agencies to sell and service customers. The Company employed its existing sales and service organization to take care of the ongoing customer relations and maintenance following the acquisition. All of the back office functions which includes billing, accounts receivable, shipping and marketing were integrated into the Company’s existing infrastructure.
ii.	Processes
e. The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes. The Steelworks threaded rod and metal shapes business acquired is a wholesale distribution business. The Supply Agreement signed in connection with the acquisition ensured a continued supply of the threaded rod product.
In addition to the Supply Agreement discussed above, the companies entered into a Transitional Services Agreement which ensured a smooth transition of order processing, shipping, billing and accounts receivable operations for a period of five months after the acquisition date. During the five month period covered by the Transitional Services Agreement the Seller transferred to the Company the expertise and know how, for the processes necessary to operate the business.
iii.	Outputs
f. The ability to obtain access to the customers that purchase the outputs of the transferred set. On the first day following the acquisition, the transferred customer base was receiving identical product, with identical terms, and identical pricing. For a period of time after the acquisition, the order processing, EDI transactions, billing and shipping continued to be processed by the Sellers from their Denver facility. These functions were all integrated into Hillman’s existing infrastructure over a period of approximately 5 months. The transferred customer base generally remains intact 2 1/2 years after the acquisition date.
Management believes, based on the factors discussed above, the acquisition of the Steelworks meets the definition of a business as outlined in EITF 98-3.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

6.	Comment: We note that the seller of Steelworks signed a non-compete agreement precluding them from selling to the transferred customers. However, it does not appear that you have included a fair value for this non-compete agreement. Please tell us what consideration you gave to this contractual arrangement in allocating the purchase price. Refer to paragraph A14 of SFAS 141 for guidance.
Response: Prior to the January 5, 2006 acquisition by Hillman, Steelworks was a manufacturer and distributor of threaded rod and metal shapes to two separate markets: the retail home improvement market and the commercial industrial market. The Company acquired the retail home improvement portion of the business which represented 82% of total revenues for the year ended December 31, 2005.
The Seller wished to continue to supply the commercial industrial market channel following the sale of the retail home improvement business, however they could not economically procure raw materials or manufacture product following the loss of 82% of the volume. As a result the Seller required a 10 year Supply Agreement requiring the Company to buy Threaded Rod product exclusively from the seller at prices based on a sliding scale tied to certain commodity indexes. The Supply Agreement precluded the Company from seeking competitive bids during the 10 year Supply Agreement. At the end of the 10 year term of the Supply Agreement the Company can seek competitive bids for the threaded rod and metal shapes product. In order to induce Hillman to enter into a long term Supply Agreement, the Seller agreed not to compete with the Company during the term of the Supply Agreement. Breech of the non-compete by the Seller would void the Supply Agreement and vice-versa.
Management concluded that the value of the non-compete agreement received was equal to the value of the exclusive Supply Agreement provided; therefore none of the cash purchase price was allocated to the non-compete agreement.
The Acquisition note to the consolidated financial statements will be revised in future periodic reports filed with the Commission to disclose the terms of the Supply Agreement and the related non-compete agreement.
7.	Comment: We note your response to comment 7 in our letter dated April 10, 2008. Specifically, you state, “[t]he Supply Agreement does not have any bearing on the Company’s ability to provide threaded rod product to the customer base.” We further note that Steelworks primary products do not have patent protection or any other proprietary characteristics and can be purchased more economically from your existing suppliers. Finally, we note the Steelworks’ customer base is identical to your customer base. In light of these facts, please provide us with a detailed explanation of the business purpose for the acquisition of Steelworks’ trade names, customer lists and supply chain. Please also revise your disclosure in future filings. Refer to paragraph 51.b of SFAS 141 for guidance.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

Response: The Steelworks acquisition provided the Company access to a complementary product line within our existing customer base.
We believe the barriers to entry in the retail home improvement market served by the Company are extremely high. The costs to displace an incumbent supplier in the retail home improvement channel would typically include a buyback of the existing store inventory, new displays and merchandising, free or heavily discounted opening orders and a slotting allowance. Additionally, with a commodity item such as threaded rod that has no discernible product advantage, the retailer would require a meaningful reduction in price before considering a vendor change. As a result, the Company determined an acquisition would be a more cost efficient method to gain access to the threaded rod product line in the retail home improvement channel.
The Acquisition note to the consolidated financial statements will be revised in future periodic reports filed with the Commission to include a discussion of the business purpose for the Steelworks acquisition in accordance with paragraph 51.b of SFAS 141.
8.	Comment: As noted in comment 7, you have stated that you could purchase most of the products that Steelworks is supplying to you from your existing suppliers at more economical rate. We further note your disclosure in Note 4 that Steelworks is “the exclusive provider of metal shapes for a period of 10 years.” Please confirm to us and clarify your disclosure in future filings, if accurate, that this statement means you are required to purchase all metal shapes products from Steelworks only for the next 10 years at a price in excess of the price you could obtain from your other suppliers. Please also tell us what consideration you have given to paragraphs 37(k) and A24 of SFAS 141 regarding this Supply Agreement.
Response: See the response to comment #6 above.
13. Common and Preferred Stock, page 54
9.	Comment: We note your response to the first bullet of comments 8 and 9 in our letter dated April 10, 2008. It remains unclear if you have disclosed all of the instances that management holders’ of your Class A and Class B Common Stocks may redeem their shares. In this regard, we note your disclosure in your December 31, 2007 Form 10-K and your March 31, 2008 Form 10-Q, “[t]he put feature embedded in management’s Class A Common Stock and Class B Common Stock allows redemption at the holders’ option under certain circumstances.” Please revise this statement in future filings to clarify what the “certain circumstances” are that management may redeem the Class A and Class B Common Stocks. Please provide us with the disclosure you intend to include

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

in future filings.
Response: The Common and Preferred Stock note to the consolidated financial statements will be revised in future periodic reports filed with the Commission to include the following statement:
“The put feature embedded in management’s Class A Common Stock and Class B Common Stock allows redemption at the holder’s option if employment is terminated for other than cause, resignation by the executive security holder, death, disability or retirement at age 61.”
10.	Comment: As previously requested in the second bullet of comment 8 in our letter dated April 10, 2008, please review your disclosure in future filings to state the fair market value and cost for your Class A and Class B Common Stocks as of the most recent balance sheet date. In this regard, we note that if management is terminated for cause, the Class A and Class B Common Stocks can be put back to you at the lower of the fair market value or cost.
Response: The Common and Preferred Stock note to the consolidated financial statements will be revised in future periodic reports filed with the Commission to include the following statement:
“At December 31, 2007, the fair market value and the cost of the Class A Common Stock subject to the put feature was $697 and $417, respectively. At December 31, 2007 the fair market value and the cost of the Class B Common Stock subject to the put feature was $1,692 and $1,000, respectively.”
14. Stock-Based Compensation, page 56

11.	Comment: We note your response to comment 11 in our letter dated April 10, 2008. However, it remains unclear to us how you are accounting for the Class B Common Stock Options given the fact that the Class B Common Stock held by management is classified outside of permanent equity. With reference to paragraph 32 of SFAS 123R, please tell us and revise your disclosures in future filings to state how you are accounting for the Class B Common Stock Options in your consolidated financial statements.
Response: The Company has accounted for the Class B Common Stock Options as equity based awards with fair value determined using the Black Scholes pricing model. The Company recognized compensation expense in connection with the Class B Stock Options of $30,000 and $49,000 for the years ended December 31, 2006 and 2007, respectively.
Paragraph 32 of SFAS 123R indicates options should be classified in a manner consistent with the underlying security. This would suggest the Class B Common Stock Options should

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

be adjusted to the fair market value of the Class B Common shares less the strike price of the Class B Common shares adjusted for the proportion of employee service. If the Class B Common Stock Options were accounted for in accordance with paragraph 32 of SFAS 123R no compensation expense would have been recognized for the years ended December 31, 2007 or 2006.
In future periodic reports filed with the Commission, the Class B Common Stock Options will be accounted for in accordance with paragraph 32 of SFAS 123R and the disclosures in the notes to the consolidated financial statements will be revised to reflect the appropriate accounting.
As noted above, applying the provisions of paragraph 32 of SFAS 123R would have reduced the reported net loss for the years ended December 31, 2006 and 2007 by $30,000 and $49,000, respectively. This is less than 1/2 % of the reported net loss for the years ended December 31, 2007 and 2006. The adjustment would have no impact on the Company’s debt compliance or financial statement covenants. Management has applied the criteria of Staff Accounting Bulletin 99 and, based on an evaluation of quantitative and qualitative factors, determined the income statement and balance sheet impact of the change would not be material to the consolidated financial statements for the years ended December 31, 2006 and 2007.
12.	Comment: We note your response to comment 12 in our letter dated April 10, 2008. As previously requested, please disclose the intrinsic value of the Class A Preferred Stock Options for each balance sheet date.
Response: Future periodic reports filed with the Commission will be revised to disclose the intrinsic value of the Class A Preferred Stock Options and the Hillman Investment Company Class A Preferred Stock Options for each balance sheet date.
13.	Comment: We note your response to the second bullet of comment 9 in our letter dated April 10, 2008. Specifically, you state that paragraph 31 of SFAS 123R does not provide guidance on classification of awards with repurchase features. Paragraph 31 of SFAS 123R provides guidance for determining whether puttable shares should be classified as a liability or within equity. Footnote 18 to paragraph 31 of SFAS 123R notes that ASR 268 requires awards that are deemed equity securities for SFAS 123R purposes and contain redemption features that are outside the control of the issuer to be classified outside of permanent equity (i.e., temporary equity securities) for SEC registrants. We do not believe the presentation of these securities as temporary equity makes them liability-based awards as defined by SFAS 123R. Question 2 to SAB Topic 14:E discusses the appropriate accounting for these temporary equity securities. In your March 31, 2008 Form 10-Q, you state, “The repurchase feature of the Class B Common

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

Stock requires classification as liability awards.” A similar statement was made in your December 31, 2007 Form 10-K. These statements appear to contradict your presentation of and accounting for these securities as temporary equity. Please revise your disclosure in future filings to address our concerns. Please provide us with the disclosure you intend to include in future filings.
Response: The Company will include the following disclosure in the Share Based Payment note to the consolidated financial statements in future periodic reports filed with the Commission:
“Class B Shares:
The SEC’s Staff Accounting Bulletin Topic 14 requires share based payment instruments classified as temporary equity to be adjusted at each balance sheet date to an amount that is based on the redemption amount of the instrument taking into account the proportion of consideration received in the form of employee services. Accordingly, the Class B Common Stock is adjusted at each balance sheet date to an amount equal to the greater of the fair market value or the original cost of $1,000 per share plus the excess of the fair market value over original cost adjusted for the proportion of consideration received in the form of employee service. The Class B Common Stock is subject to vesting over 5 years with 20% of the shares vesting on each anniversary of the Merger Transaction. The proportion of consideration recognized is based on the percentage of employee services for each of the 5 vesting periods. On a weighted average basis, the proportion of service deemed to have been earned for the Class B Common Shares was 93.8% at March 31, 2008.
There have been no grants or forfeitures of shares of Class B Common Stock since the Merger Transaction. At March 31, 2008, there were 800 Class B Common shares vested with a fair value of $599.40 per share. For the three month periods ended March 31, 2008 and 2007, compensation (income) expense of ($1,010) and $0, respectively, was recorded in the accompanying condensed consolidated statements of operations.”
14.	Comment: We note your response to the fourth bullet of comment 9 in our letter dated April 10, 2008. It remains unclear to us whether you have taken into account the vesting periods for the Class B Common Stock in determining the amount to recognize on the balance sheet. On page 58, you state that 400 of the 1,000 Class B shares issued and outstanding have vested with a fair value of $1,692.40 per share. As such, we would assume that the value of the Class B shares recognized on the face of the consolidated balance sheet would be $677 thousand and not $1.6 million carrying value for the Class B Common Stock in your consolidated balance sheet as of December 31, 2007. Please also revise your disclosure in future filings, as appropriate. Please provide us with the disclosure you intend to include in future filings, if any.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

Response: The Company does take into account vesting when determining the value of the Class B Common Stock. The vesting schedule does not apply to the first $1,000 per share value as the holder is entitled to recover the lower of the original cost or market regardless of the vesting schedule. The Class B Common Stock vests over 5 years with 20% vesting on each anniversary date of issuance. However, if the executive security holder resigns prior to the third anniversary date of the issuance, the Class B shares can only be put back to the Company at the lower of the original cost or fair value. As a result of this provision, the Class B shares are technically not viewed to have vested until the third anniversary. In addition, Class B shares remain immature for a period of six months after the vesting period.
Thus, in determining the appropriate service period for purposes of recognizing compensation expense, the Class B Shares vesting in the first three years following issuance are being recognized over 42 months, shares vesting in the fourth year over 54 months and the shares vesting in the fifth year over 66 months.
     Below is a table showing the calculation of the weighted average proportion of compensation expense recorded for each fiscal period:

	Year ended December 31,
	2004	2005	2006	2007	2008	2009
Service period- Tranche 1	21.4%	50.0%	78.6%	100.0%	100.0%	100.0%
Service period- Tranche 2	16.7%	38.9%	61.1%	83.3%	100.0%	100.0%
Service period- Tranche 3	15.0%	35.0%	55.0%	75.0%	95.0%	100.0%

Weighted Ave.	19.2%	44.8%	70.4%	91.7%	99.0%	100.0%
Based on the table above 91.7% of the excess of fair value over the original cost of $692 was recognized as compensation expense at December 31, 2007. See the response to comment 13 for the proposed disclosure in future periodic reports filed with the Commission.
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
8. Income Taxes, page 12

15.	Comment: We note that you have computed the interim income tax provision (benefit) on a discrete period basis for each interim period for fiscal year 2006, 2007 and now 2008, as you are unable to reliably estimate pre-tax income (loss) for the annual period. However, we further note that you do disclose your estimated annual effective tax rate for the annual period in each of your fiscal year 2006-2008 interim financial statements. Please tell us the following:
•	How you estimated the annual effective tax rate for each period given your statement that you are unable to reliably estimate your annual pre-tax income (loss).

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

•	Why you believe it is appropriate to disclose the estimated annual effective tax rate if you believe it is an unreliable estimate.

•	Why you do not estimate your income tax provision (benefit) for each interim period using the estimated annual effective annual tax rate.

•	Why you are unable to reliably estimate pre-tax income (loss) for the annual period for the nine-months ended September 30.
Response: At the beginning of each fiscal year, Management develops an operating plan for the following year which includes an estimated income tax provision. The estimated income tax provision is based on planned pre-tax income adjusted for estimated book vs. tax income differences multiplied by the estimated statutory rate. This is the basis for the calculation of the estimated annual effective tax rate of 152% disclosed in the Company’s March 31, 2008 Form 10-Q.
The Company has significant permanent book versus tax differences combined with relatively low pre-tax income or losses. For the years-ended December 31, 2006 and 2007, the permanent book versus tax differences related to the interest expense recorded on mandatorily redeemable preferred stock and compensation expense recorded in connection with the preferred options totaled $13.6 million and $11.4 million, respectively. As a result, a slight difference in pre-tax income from the original estimate can dramatically impact the effective rate. For example, a 4%, or $2 million reduction in estimated operating income for 2008, would increase the estimated effective tax rate 92% to 244%.
Given the seasonality in the Company’s business, the impact of applying an estimated effective rate on the interim income tax provision is dramatic. The 2nd and 3rd quarters historically generate close to 54% of annual revenue and since the cost structure is relatively fixed the resultant variation in income between the quarterly periods is pronounced (see response to comment #16 below for the impact of seasonality in 2006 and 2007). The variability in income between quarters combined with the large permanent book versus tax differences and the relatively low pre-tax income levels exacerbate the differences between the effective tax rate calculated on a discrete basis versus the estimated annual tax rate.
To eliminate confusion, we will eliminate the disclosure of the estimated annual effective tax rate in future interim periodic reports filed with the Commission.
16.	Comment: We note that the estimated effective rates used for the first and fourth quarters of fiscal years 2006 and 2007 vary significantly from your second and third quarters of fiscal years 2006 and 2007 estimated effective tax rates and from your estimated annual effective tax rate, as disclosed in the interim periods. Based on the estimated effective tax rate used for the three-months ended March 31, 2008 and your disclosed estimated annual effective tax rate for fiscal year 2008, it appears this trend

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

may continue for fiscal year 2008. Please provide us with a comprehensive explanation as to why there is a significant amount of variability in the interim effective tax rates between the interim periods.
Response: See the discussion of seasonality in the response to comment #15 above. Below is a summary of the calculation of the effective income tax rate reported by quarter for the years ended December 31, 2007 and 2006.

	2007 Quarter Ended				Year ended
	March 31	June 30	September 30	December 31	December 31, 2007
Income (loss) before taxes	(5,675)	3,131	1,537	(4,514)	(5,521)

Book/Tax permanent differences:
Interest on mandatorily redeemable preferred stock	2,347	2,437	2,532	2,602	9,918
Compensation expense on preferred stock options	840	939	1,042	816	3,637
Compensation expense on Class B common stock	—	—	1,691	(56)	1,635
Other	209	(109)	(144)	10	(34)

Total Permanent	3,396	3,267	5,121	3,372	15,156

Taxable income (loss)	(2,279)	6,398	6,658	(1,142)	9,635

Statuatory Federal/ State Rate	38.8%	39.4%	39.2%	39.5%	39.4%

Federal and state income tax provision (benefit)	(884)	2,521	2,610	(451)	3,795
Other income taxes	(45)	69	298	120	442

Income tax provision	(929)	2,590	2,908	(331)	4,237

Effective income tax rate	16.4%	82.7%	189.2%	7.3%	-76.8%

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

	2006 Quarter Ended				Year ended
	March 31	June 30	September 30	December 31	December 31, 2006
Income (loss) before taxes	(4,355)	2,467	1,796	(5,512)	(5,604)

Book/Tax permanent differences:
Interest on mandatorily redeemable preferred stock	2,103	2,185	2,271	2,335	8,894
Compensation expense on preferred stock options	503	585	673	759	2,520
Compensation expense on Class B common stock	218	(794)	(735)	—	(1,311)
Other	271	66	70	(93)	314

Total Permanent	3,095	2,042	2,279	3,001	10,417

Taxable income (loss)	(1,260)	4,509	4,075	(2,511)	4,813

Statuatory Federal/ State Rate	39.4%	39.4%	39.4%	39.3%	39.5%

Federal and state income tax provision (benefit)	(496)	1,777	1,606	(987)	1,899
Other income taxes	11	136	124	(127)	144

Income tax provision	(485)	1,913	1,730	(1,114)	2,043

Effective income tax rate	11.1%	77.5%	96.3%	20.2%	-36.5%

9. Common and Preferred Stock, page 13

17.	Comment: In future filings, please disclose the fair value of your Class A Common Stock and Class B Common Stock for each balance sheet date presented.
Response: Future periodic reports filed with the Commission will be revised to disclose the fair value of the Class A Common Stock and the Class B Common Stock for each balance sheet date presented.
18.	Comment: We note that the Hillman Investment Company Class A Preferred Stock has been recognized as a liability for $54,927,000 on your consolidated balance sheets. We further note your disclosure on page 14 that this instrument is redeemable at its liquidation value of $1,000 per share. Finally, we note that there are 57,344.4 shares of Hillman Investment Company Class A Preferred Stock issued and outstanding. Please tell us why it does not appear as though you have recognized the entire liquidation value for this instrument of $57,344,400.
Response: At the date of the Merger Transaction, the Company paid a sponsor fee to the two primary investors in the transaction totaling $6.24 million. The $6.24 million of sponsor fees paid to the non-management shareholders was recorded as a reduction in the investment of the shareholders on a pro rata basis for each class of common and preferred stock acquired.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

Below is a chart reconciling the initial investment of the non-management shareholders with the amount recorded;

	As of March 31, 2004			July 13,	Net
	Gross	Sponsor	Net	2006	Equity
	Proceeds	Fees	Proceeds	Issuance	Proceeds
Class A Common	5,805.3	244.8	5,560.5		5,560.5
Class C Common	2,787.1	117.5	2,669.6		2,669.6
Hillman Companies, Inc.	82,104.8	3,462.2	78,642.6		78,642.6
Class A Preferred Stock		—	—		—
Hillman Investment Companies, Inc.	57,282.4	2,415.5	54,866.9	60.0	54,926.9
Class A Preferred Stock

	147,979.6	6,240.0	141,739.6	60.0	141,799.6
19.	Comment: In future filings, please ensure your disclosures for the Class A Preferred Stock and the Hillman Investment Company Class A Preferred Stock include all outstanding shares as of each balance sheet date presented. In this regard, we note that you have not included the disclosure for the shares sold on July 13, 2006, which was included in your December 31, 2007 Form 10-K.
Response: The July 13, 2006 stock issuance is not separately disclosed in the March 31, 2008 Form 10-Q as it occurred prior to the period covered by the report. The additional shares acquired in this transaction are included in the share totals disclosed in the Common and Preferred Stock note to the condensed consolidated financial statements. We will continue to include the disclosure of the July 31, 2006 share purchase in the Form 10-K for the year ended December 31, 2008.
10. Stock-Based Compensation, page 15

20.	Comment: We note the disclosure you have included on page 17 in response to comment 14 in our letter dated April 10, 2008. It is unclear to us how you determined that the reason for your use of intrinsic value for the Class A Preferred Stock Options and the Hillman Investment Company Class A Preferred Stock Options is because it is not possible for you to reasonably estimate the fair value at the grant date. In this regard, we note that you are able to estimate the fair value of the Class B Common Stock Options. It would appear that the selection of the intrinsic value for these options is based on the guidance in paragraph 38 of SFAS 123R that provides nonpublic entities, as defined by SFAS 123R, with the option of using fair value or intrinsic value. Please revise your disclosure in future filings to appropriately explain your accounting. Please provide us with the disclosure you intend to include in future filings.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

Response: The Stock-Based Compensation note in future periodic reports filed with the Commission will include the following disclosure:
“Preferred Options:
On March 31, 2004, certain members of the Company’s management were granted options to purchase 9,555.5 shares of Class A Preferred Stock and 6,666.7 shares of Hillman Investment Company Class A Preferred Stock (collectively the “Preferred Options”). The Preferred Options were granted with an exercise price of $1,000 per share which was equal to the value of the underlying Preferred Stock. The Preferred Options vest over five years with 20% vesting on each anniversary of the Merger Transaction. Holders of the Preferred Options are entitled to accrued dividends as if the underlying Preferred Stock were issued and outstanding as of the grant date. There have been no grants, forfeitures or exercise of the Preferred Options since March 31, 2004.
Upon resignation from the Company after the third anniversary of grant, termination by the Company without cause, death or disability, or retirement at age 61, the holder of the Preferred Options has a put right on the vested securities at a price equal to fair market value less any option exercise price payable. SFAS 123(R) requires the classification of stock-based compensation awards as liabilities if the underlying security is classified as a liability. Therefore, the Preferred Options are treated as liability classified awards.
SFAS 123(R) allows nonpublic entities to make a policy decision as to whether to measure its liability awards at fair value or intrinsic value. Management has determined the lack of an active market, trading restrictions and absence of any trading history preclude the reasonable estimate of fair value. Regardless of the valuation method selected under SFAS 123(R) , a nonpublic entity is required to remeasure its liabilities under share based payment awards at each reporting date until settlement. Accordingly, the Company has elected to use the intrinsic value method to value the Preferred Options at the end of each reporting period pro-rated for the portion of the service period rendered. For the three months ended March 31, 2008 and 2007, compensation expense of $829 and $840, respectively, was recognized in the accompanying condensed consolidated statements of operations.
At March 31, 2008, the aggregate intrinsic value of the outstanding Preferred Options was $9,114, and the intrinsic value of the exercisable Preferred Options was $7,291. The value of the Preferred Options is included under other non-current liabilities on the accompanying condensed consolidated balance sheets.”

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
July 8, 2008

* * *
     If you have any questions or additional comments concerning the foregoing, please contact me at (513) 851-4900, extension #2603.

Sincerely,
/s/ James P. Waters
James P. Waters
Chief Financial Officer
The Hillman Companies, Inc.
cc: Cynthia M. Krus, Esq.